UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.5)*

                         MORTON'S RESTAURANT GROUP, INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    619429103
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 9, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

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Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D






Item 1.  Security and Issuer

     This Amendment No.3 to Schedule 13D, which was filed with the Securities and Exchange Commission (the "SEC") on May 6, 2002, as amended on May 21, 2002, June 17, 2002 and June 18, 2002, relates to the common shares, $.01 par value (the "Shares"), of Morton's Restaurant Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3333 New Hyde Park Road, New Hyde Park, New York 11042.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended to add:

     On July 9, 2002, High River delivered to Richards, Layton & Finger, P.A. a letter attached hereto as Exhibit 1 and incorporated herein in its entirety, which letter states, among other things, that High River is raising the merger consideration it agreed to pay in its acquisition of the Issuer to $16.00 per share in cash from $15.00 per share. In addition, on July 9, 2002, High River and Porterhouse Acquisition Corp. ("Porterhouse"), a wholly-owned subsidiary of High River, delivered to the Issuer an amended Agreement and Plan of Merger (the "Amended Agreement") by and among High River, Porterhouse and the Issuer. The Amended Agreement provides for merger consideration of $16.00 per share in cash for each outstanding share of the Issuer as opposed to Castle Harlan's merger consideration of $15.00 per share in cash. The Amended Agreement, which is in form substantially similar to the Issuer's merger agreement with Castle Harlan as amended through June 28, 2002, was executed by High River and Porterhouse and provides for a merger of Porterhouse into the Issuer. A cover letter transmitting the Amended Agreement is attached hereto as Exhibit 2 and incorporated herein in its entirety.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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Item 7.  Material to be Filed as Exhibits

1.       Letter to Richards, Layton & Finger, P.A. dated July 9, 2002.

2.       Letter to Richards, Layton & Finger, P.A. dated July 9, 2002.

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                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2002


BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



/s/ Carl C. Icahn
CARL C. ICAHN


         [Signature Page of Amendment No. 5 to Schedule 13D with respect to Morton's Restaurant Group, Inc.]

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                                                                      Exhibit 1

                                 LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                          767 Fifth Avenue - 47th Floor
                            New York, New York 10153
                          Telephone No. (212) 702-4300
                             Fax No. (212) 688-1158


Yevgeny Fundler, Counsel                              Direct Dial: 212-702-4329
                                                      Email:  mweitzen@sfire.com


                                            July 9, 2002

By Facsimile and by FedEx
Richards, Layton & Finger, P.A.
One Rodney Square, P.O. Box 551
Wilmington, DE  19899
Attention: C. Stephen Bigler, Esq.

                Re:   Morton's Restaurant Group, Inc.

Dear Steve:

On behalf of High River Limited Partnership, I am pleased to confirm to you, on behalf of Morton's Restaurant Group, Inc., our earlier conversation to the following effect:

1.      We are increasing our offered merger consideration to $16 per share.
2. We have agreed that the condition contained in Section 6.2(g)(ii) of the Agreement and Plan of Merger, which we enter into with the Company, will be deleted in its entirety.
3. We are making changes to Section 7.1(b) of the Agreement and Plan of Merger to conform that Section to the changes made therein pursuant to Amendment No. 2 to Merger Agreement dated June 28, 2002 entered into between the Company and Castle Harlan's affiliates.
4.      We are dating the Agreement and Plan of Merger as of July __, 2002.

We will be transmitting to you a copy of the Agreement and Plan of Merger signed by us later on today.

Please inform me no later than the close of business on July 9, 2002, that the Board has taken what ever action is necessary to commence the five-day period after which the Castle Harlan offer is terminated unless its offer is improved and again determined to be the Superior Proposal. If I am not so informed, High River may determine at any time thereafter to notify you that it is


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


terminating its offer and that upon termination it may not thereafter be accepted by the Company.

Very truly yours,
/s/ Yevgeny Fundler
Yevgeny Fundler




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                                                                   Exhibit 2

                                 LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                          767 Fifth Avenue - 47th Floor
                            New York, New York 10153
                          Telephone No. (212) 702-4300
                             Fax No. (212) 688-1158


Yevgeny Fundler, Counsel                              Direct Dial: 212-702-4329
                                                      Email:  mweitzen@sfire.com



                                                         July 9, 2002

By Facsimile and by FedEx


Richards, Layton & Finger, P.A.
One Rodney Square, P.O. Box 551
Wilmington, DE  19899
Attention: C. Stephen Bigler, Esq.

                Re:   Morton's Restaurant Group, Inc.

Dear Steve:

I am pleased to transmit to Morton's Restaurant Group, Inc. through you the Agreement and Plan of Merger By and Among High River Limited Partnership, Porterhouse Acquisition Corp. and Morton's Restaurant Group, Inc., which has been executed by High River Limited Partnership and Porterhouse Acquisition Corp. on the understanding that it has been executed assuming that when executed by Morton's the disclosure letter that it attaches to it will in form and substance be identical to the disclosure letter dated June 19, 2002. The enclosed Agreement is undated but you are authorized to date it the date on which it is executed by Morton's.

Please inform me no later than by the end of the day today on July 9, 2002, that the Board has taken what ever action is necessary to commence the five-day period after which the Castle Harlan offer is terminated unless its offer is improved and again determined to be the Superior Proposal. If I am not so informed, High River may determine at any time thereafter to notify you that it is terminating its offer and that upon termination it may not thereafter be accepted by the
Company.

Very truly yours,
/s/Yevgeny Fundler
Yevgeny Fundler





Enclosure

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